[TITANIUM ASSET MANAGEMENT CORP. LETTERHEAD]
September 15, 2008
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4561
Attention: Jennifer R. Hardy, Legal Branch Chief
Re:	Titanium Asset Management Corp.

Form 10, filed July 25, 2008

File No. 000-53352
Dear Ms. Hardy:
In response to the August 22, 2008 comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Form 10 registration statement filing by Titanium Asset Management Corp. (the “Company”), the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Titanium Asset Management Corp.
By:	/s/ Nigel Wightman
Nigel Wightman
President and Chief Executive Officer